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JEFF Hey, everybody! It's Jeff and Paul, cofounders of Legion M,
coming at you from the Legion M caddy.

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We just want to take a second and tell you how excited we are about
what we're doing.

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And how excited that, for the first time in history, people like you
have a chance to be a part of it.

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PAUL: But we also want to point out that there's risk involved.

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And so before you make the investment, we just want to make sure you
understand what you're getting into.

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JEFF: Early-stage investing is all about risk versus reward.

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You're getting in on the very ground floor of Legion M, which means
that there's a ton of potential upside.

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We like to think that it's like investing in Walt Disney Studios back
when it was just Walt and Roy.

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PAUL: But there's also some downside, right?

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So it could end up being more like an investment in Pets.com, or
Webvan or Jellycloud.

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JEFF: Jellycloud? What is Jellycloud?

PAUL: You don't know Jellycloud?

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JEFF: I'm not on Jellycloud.
PAUL: Aw.

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JEFF: The point is, statistically, most startup companies fail.

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And so it's not a place to put your retirement savings, or your
college funds.

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PAUL: I mean, we want your kids to go to college.
JEFF: Definitely want your kids to go to college.

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Our advice to anyone considering investing in Legion M or any startup
company for that matter

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is that if you can't afford to lose your entire investment, don't
write the check.

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PAUL: Or write a smaller check.
JEFF: Exactly.

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Because if you are willing to bear some risk and you do want to swing
for the fences,

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we're investing our money, our jobs, and our careers on the fact that
we can make this a successful company.

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PAUL: And we can promise you that we're gonna do everything we can to
make this the best investment you ever made.

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And also to hopefully have some fun with it.

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JEFF: So if after listening to all this, you're all in, you're still
interested — join us.

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Come on in. It's gonna be a hell of a ride.
PAUL: Let's do this.

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JEFF: Oh, hi. I didn't see you there.

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JEFF: It's like investing in Disney back when — what?
PAUL: Look at this place.

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We're driving through a nuclear wasteland.

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JEFF: There's plenty of room in the caddy. Back with the Emmy award.

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Which we neglected to mention.
PAUL: That's right.